Via EDGAR

February 28, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Core Laboratories Luxembourg S.A.

Registration Statement on Form S-4

File No. 333-269259

Ladies and Gentlemen:

On behalf of Core Laboratories Luxembourg S.A., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:30 p.m., Washington, D.C. time, on February 28, 2023, or as soon as practicable thereafter.

Thank you for your assistance in this matter. If you need any additional information, please contact Alex Lewis of Vinson & Elkins L.L.P. at (713) 758-2416.

Very truly yours,

Core Laboratories Luxembourg S.A.

By:	/s/ Mark D. Tattoli
Name:	Mark D. Tattoli
Title:	Director

cc:	Thomas Zentner, Vinson & Elkins L.L.P.

Alex Lewis, Vinson & Elkins L.L.P.